As filed with the Securities and Exchange Commission on July 7, 2015

Registration No. 333-198015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1
ON FORM S-8
TO FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Dollar Tree, Inc.

(Exact name of registrant as specified in its charter)

Virginia	**26-2018846**
(State or Other Jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification No.)**

---

500 Volvo Parkway
Chesapeake, Virginia 23320
(Address and Zip Code of Principal Executive Offices)

Family Dollar Stores, Inc. 2006 Incentive Plan
(Full title of the plans)

William A. Old, Jr.
Chief Legal Officer, Corporate Secretary
500 Volvo Parkway
Chesapeake, Virginia 23320
Telephone: (757) 321-5419
(Name, Address, and Telephone Number, including Area Code, of Agent for Service)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Securities to Be Registered	Amount to Be Registered[1]	Proposed Maximum Offering Price Per Share[3]	Proposed Maximum Aggregate Offering Price[3]	Amount of Registration Fee[3]
Common Stock, par value $0.01	2,000,000 shares[2]	N/A	N/A	N/A

(1) Pursuant to Rule 416(a) under the Securities Act of 1933, as amended (the "Securities Act"), the number of shares of common stock, par value $0.01 per share ("Common Stock") of Dollar Tree, Inc. (the "Registrant", "Dollar Tree" or the "Company"), registered hereunder includes an indeterminable number of shares of Common Stock as are required to prevent dilution resulting from a stock split, stock dividend, or similar transaction that results in an increase in the number of outstanding shares of Common Stock.

(2) Represents the maximum number of shares of Common Stock issuable under outstanding stock options, performance share rights, and other rights to acquire Common Stock (collectively, the "Legacy Family Dollar Awards") granted under the Family Dollar Stores, Inc. 2006 Incentive Plan (the "Legacy Family Dollar Plan"), all of which Legacy Family Dollar Awards were assumed by the Registrant in connection with the merger of Dime Merger Sub, Inc. ("Merger Sub"), a wholly owned subsidiary of the Registrant, with and into Family Dollar Stores, Inc., a Delaware corporation ("Family Dollar"), on July 6, 2015.

(3) These shares were registered under the Registration Statement on Form S-4 (File No. 333-198015) filed under the Securities Act with the Securities and Exchange Commission (the "Commission") on August 11, 2014, as amended by Pre-Effective Amendment No. 1, filed on September 25, 2014, Pre-Effective Amendment No. 2, filed on October 20, 2014 and Pre-Effective Amendment No. 3, filed on October 27, 2014 (the "Form S-4"). All filing fees payable in connection with the issuance of these shares were previously paid in connection with the filing of the Registration Statement on Form S-4.

EXPLANATORY NOTE

The Registrant hereby amends the Form S-4 by filing this Post-Effective Amendment No. 1 on Form S-8 (the "Registration Statement") relating to shares of Common Stock issuable pursuant to Legacy Family Dollar Awards granted under the Legacy Family Dollar Plan. All such shares were previously registered on the Form S-4 but will be subject to issuance pursuant to this Registration Statement.

Pursuant to that certain Agreement and Plan of Merger, dated as of July 27, 2014, as amended by Amendment No. 1, dated as of September 4, 2014, by and among the Registrant, Family Dollar and Merger Sub, a newly formed Delaware corporation and wholly owned subsidiary of the Registrant, on July 6, 2015, Merger Sub merged with and into Family Dollar, with Family Dollar continuing as a wholly owned subsidiary of the Registrant (the "Merger").

At the effective time of the Merger, each outstanding Legacy Family Dollar Award issued pursuant to the Legacy Family Dollar Plan converted into a corresponding award with respect to Common Stock. This Registration Statement is being filed for the purpose of registering up to 2,000,000 shares of Common Stock outstanding pursuant to, or issuable upon the exercise or settlement of, the converted Legacy Family Dollar Awards.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

The information specified in Item 1 and Item 2 of Part I of the Registration Statement is omitted from this filing in accordance with the provisions of Rule 428 under the Securities Act and the introductory note to Part I of Form S-8. The documents containing the information specified in Part I will be delivered to the holders as required by Rule 428(b)(1).

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

The following documents filed with the Securities and Exchange Commission (the "Commission") by the Registrant are hereby incorporated in this Registration Statement by reference:

1. The Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2015 filed by the Company with the Commission on March 13, 2015 (the "Annual Report");

2. The Company's Quarterly Report on Form 10-Q for the quarter ended May 2, 2015, filed by the Company with the Commission on May 21, 2015;

3. The Company's Current Reports on Form 8-K filed by the Company with the Commission on June 12, 2015, June 16, 2015, June 19, 2015, July 2, 2015 and July 7, 2015 (other than the portions of those documents deemed to be furnished and not filed); and

4.   The description of the Registrant's common stock contained in the Registrant's Form 8-K filed with the Commission on March 13, 2008 under Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including any amendments or reports filed for the purposes of updating such description.

In addition, all documents filed by the Registrant pursuant to Section 13(a), 13(c), 14, and 15(d) of the Exchange Act, subsequent to the date of this Registration Statement (other than any such documents or portions thereof that are furnished under Item 2.02 or Item 7.01 of a Current Report on Form 8-K, unless otherwise indicated therein, including any exhibits included with such Items), prior to the filing of a post-effective amendment to this Registration Statement that indicates that all securities offered have been sold or that deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the date of filing of such documents.

Any statement contained in this Registration Statement or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained or incorporated by reference herein or in any subsequently filed document that is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Item 4. Description of Securities.

        Not applicable.

Item 5. Interests of Named Experts and Counsel.

        Not applicable.

Item 6. Indemnification of Directors and Officers.

Article 10 of Chapter 9 of Title 13.1 of the Code of Virginia as amended (the "Code") permits a Virginia corporation to indemnify any director or officer for reasonable expenses incurred in any legal proceeding in advance of final disposition of the proceeding, if the director or officer furnishes the corporation with a written statement of his or her good faith belief that he or she has met the standard of conduct prescribed by the Code and furnishes the corporation with a signed written undertaking to repay any funds advanced if he or she is not entitled to mandatory indemnification and it is ultimately determined that he or she did not meet the relevant standard of conduct; provided that, as of July 1, 2015, the Code will no longer require the director or officer to furnish the corporation with a written statement of his or her good faith belief that he or she has met the standard of conduct prescribed by the Code. In addition, a corporation is permitted to indemnify a director or officer against liability incurred in a proceeding if a determination has been made by the disinterested members of the board of directors, special legal counsel or shareholders that the director or officer conducted himself or herself in good faith and otherwise met the required standard of conduct. To meet the relevant standard of conduct, the Code provides that the director or officer must have conducted himself or herself in good faith and believed, in the case of conduct in his or her official capacity with the corporation, that his or her conduct was in its best interests and, in the case of other conduct, that his or her conduct was at least not opposed to its best interests. In the case of any criminal proceeding, the director or officer must not have had reasonable cause to believe his or her conduct was unlawful. In a proceeding by or in the right of the corporation, no indemnification shall be made in respect of any matter as to which a director or officer is adjudged to be liable to the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director or officer has met the relevant standard of conduct. In any other proceeding, no indemnification shall be made if the director or officer is adjudged liable to the corporation on the basis that he or she improperly received a personal benefit. Corporations are given the power to make any other or further indemnity, including advances and reimbursement of expenses, to any director or officer that may be authorized by the articles of incorporation or any bylaw made by the shareholders, or any resolution adopted, before or after the event, by the shareholders, except an indemnity against willful misconduct or a knowing violation of the criminal law. Unless limited by its articles of incorporation, indemnification against the reasonable expenses incurred by a director or officer is mandatory when he or she entirely prevails in the defense of any proceeding to which he or she is a party because he or she is or was a director or officer.

The Articles of Incorporation of the Registrant provide that to the full extent permitted by Virginia law, the Registrant will indemnify any past or current director or officer of the Registrant who was or is a party to any proceeding, including a proceeding brought by or in the right of the Registrant or brought by or on behalf of the stockholders of the Registrant, against any liability incurred by him or her in connection with such proceeding unless he or she engaged in willful misconduct or a knowing violation of the criminal law. In addition, the Articles of Incorporation of the Registrant eliminate the personal liability of the Registrant's directors and officers to the Registrant or its shareholders for monetary damages to the full extent permitted by Virginia law.

The Registrant maintains a standard policy of officers' and directors' liability insurance.

Item 7. Exemption from Registration Claimed.

Not applicable.

Item 8. Exhibits.

The list of exhibits is set forth under "Exhibit Index" at the end of this Registration Statement and is incorporated by reference herein.

Item 9. Undertakings.

(a)	The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, *however*, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15 (d) of the Exchange Act that are incorporated by reference in this Registration Statement.

(2)   That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)   The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

(c)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Chesapeake, Commonwealth of Virginia, on July 7, 2015.

DOLLAR TREE, INC.

By: /s/ Bob Sasser
Name: Bob Sasser
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on July 7, 2015.

Signature	Title
/s/ Bob Sasser	
Bob Sasser	Chief Executive Officer and Director (Principal Executive Officer)
/s/ Kevin S. Wampler	
Kevin S. Wampler	Chief Financial Officer (Principal Financial and Accounting Officer)
*	
Macon F. Brock, Jr.	Director
*	
Thomas A. Saunders III	Director
*	
Arnold S. Barron	Director
*	
Mary Anne Citrino	Director
*	
H. Ray Compton	Director
*	
Conrad M. Hall	Director
*	
Lemuel E. Lewis	Director
*	
J. Douglas Perry	Director
*	
Carl P. Zeithaml	Director
*	
Thomas E. Whiddon	Director
/s/ Howard R. Levine	
Howard R. Levine	Director

*By: /s/ William A. Old, Jr

William A. Old, Jr.
Attorney-in-fact
August 11, 2014

EXHIBIT INDEX

Exhibit Number

3.1 Articles of Incorporation of Dollar Tree (as amended, effective June 17, 2010) (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8‑K of Dollar Tree dated June 20, 2013)

3.2 Bylaws of Dollar Tree, as amended (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8‑K of Dollar Tree dated July 7, 2015)

4.1 Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8‑K of Dollar Tree dated March 13, 2008)

5.1 Opinion of Williams Mullen (included in the Pre-Effective Amendment No. 2 to Form S-4 previously filed on October 17, 2014)

23.1 Consent of Williams Mullen (included in the opinion previously filed as Exhibit 5.1 to Pre-Effective Amendment No. 2 to Form S-4 previously filed on October 17, 2014)

23.2 Consent of KPMG LLP, independent registered public accounting firm for Dollar Tree, Inc.

23.3 Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm for Family Dollar Stores, Inc.

24.1 Power of Attorney (included in Form S-4 previously filed on August 11, 2014)

99.1 Family Dollar Stores, Inc. 2006 Incentive Plan (incorporated by reference to Exhibit I to the Family Dollar Stores, Inc.'s Definitive Proxy Statement for the 2006 Annual Meeting filed on November 30, 2005)

Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Dollar Tree, Inc.:

We consent to the incorporation by reference in the registration statement number 333-198015 on Form S-8 of Dollar Tree, Inc. of our report dated March 13, 2015, with respect to the consolidated balance sheets of Dollar Tree, Inc. as of January 31, 2015 and February 1, 2014, and the related consolidated income statements, and statements of comprehensive income, shareholders' equity and cash flows for each of the years in the three-year period ended January 31, 2015, and the effectiveness of internal control over financial reporting as of January 31, 2015, which reports appear in the January 31, 2015 annual report on Form 10‑K of Dollar Tree, Inc.

/s/ KPMG LLP

Norfolk, Virginia

July 7, 2015

Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Post-Effective Amendment No.1 on Form S-8 to Form S-4 Registration Statement of Dollar Tree, Inc. of our report dated October 29, 2014 relating to the financial statements of Family Dollar Stores, Inc., which appears in Dollar Tree, Inc.'s Current Report on Form 8-K dated July 7, 2015.

/s/ PricewaterhouseCoopers LLP
Charlotte, North Carolina
July 7, 2015